Supplement Dated August 14, 2025

to the Prospectus dated May 1, 2019 and Notice Document dated May 1, 2025

AUGUSTAR LIFE ASSURANCE CORPORATION

AuguStar Variable Account R

Vari-Vest Asset Builder

Vari-Vest II

Vari-Vest IV

Vari-Vest V

The following supplements and amends the above mentioned Prospectuses and Notice Documents, as may be previously supplemented. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your Prospectus or Notice Document.

NOTICE OF FUND SUBSTITUTION

AuguStar Life Assurance Corporation (“Life Company”) and AuguStar Variable Account R (“Separate Account”) intend to substitute certain Funds ("Existing Portfolios") in which subaccounts of the Separate Account currently invest with certain other Funds ("Replacement Portfolios") as set forth in the tables below ("Substitution"). The Substitution is expected to occur on or about October 10, 2025 (“Substitution Date”).

The Existing Portfolios are currently available as investment options under the contract. Please refer to your prospectus or contact our customer service for a list of the Funds available to you.

The Existing Portfolios will continue to be included as investment options until the Substitution Date. On the Substitution Date, all accumulation units corresponding to the shares of each Existing Portfolio will be replaced with accumulation units corresponding to the shares of the applicable Replacement Portfolio.

Your rights and your Life Company’s obligations under your contract will not be altered in any way by the Substitution. Your Contract Value immediately prior to the Substitution will equal your Contract Value immediately after the Substitution. The Substitution will be effected at the relative net asset values of the Existing Portfolios’ and the Replacement Portfolios’ shares. The fees and charges under your contract will not increase due to the Substitution, and the Substitution will be performed at no cost to you. There will be no tax consequences for you as a result of the Substitution.

As of the close of business on or about October 10, 2025, any Contract Value that remains allocated to an Existing Portfolio listed below will be automatically transferred to the corresponding Replacement Portfolio.

Existing Portfolio (Share Class)	Replacement Portfolio
Lazard Retirement US Small Cap Equity Select Portfolio (Service Class)	AVIP AB Small Cap Portfolio
Royce Small-Cap Portfolio (Investment Class)
Royce Micro-Cap Portfolio (Investment Class)
Allspring VT Discovery SMID Cap Growth Fund (Class 2)	AVIP AB Mid Cap Core Portfolio
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio (Class S)
Goldman Sachs U.S. Equity Insights Fund (Institutional Class)	AVIP S&P 500® Index Portfolio
Fidelity® VIP Growth Portfolio (Service Class 2)	AVIP Fidelity Institutional AM® Equity Growth Portfolio

Effective on the Substitution Date, all references and information regarding the Existing Portfolios are deleted, including from “Appendix A – Funds Available under the Contract.”

Important Information Regarding Your Transfer Rights

The Substitution will take place automatically, and any future allocations and scheduled transactions that are impacted will also be updated automatically. As a result, please note that no action is required of you at this time, unless you prefer to transfer your Contract Value before or after the Substitution. You will have the following free transfer rights in connection with the Substitution:

•	For 30 days before the Substitution Date, you may transfer Contract Value from any subaccount that invests in an Existing Portfolio to any other investment option available under your contract without charge (and without the transfer being counted as a transfer for purposes of any transfer charges under your contract).

•	For 30 days after the Substitution Date, you may transfer Contract Value from any subaccount that invests in a Replacement Portfolio to any other investment option available under your contract without charge (and without the transfer being counted as a transfer for purposes of any transfer charges under your contract).

During this free transfer period, except for any market timing/short-term trading limitations described in the prospectus, we will not exercise any rights reserved by us under the contracts to restrict transfers between subaccounts.

Other Information Related to the Substitution

Any standing instructions you have on file with your Life Company that include an Existing Portfolio, such as instructions for the allocation of additional premium payments, dollar cost averaging, rebalancing or fund specific systematic withdrawals will be updated automatically as of the Substitution Date to include the applicable Replacement Portfolio.

If your Contract Value is automatically transferred on the Substitution Date, you will receive confirmation showing the transfer of your Contract Value from each subaccount that invests in an Existing Portfolio to the subaccount that invests in the corresponding Replacement Portfolio. Due to the difference in unit values, the number of units you receive in the subaccount investing in the Replacement Portfolio will be different from the number of units you held in the subaccount investing in the corresponding Existing Portfolio.

A summary prospectus, statutory prospectus and other information for each Replacement Portfolio is available online at augustarfinancial.com/fundreports.

You may also request a copy of any Replacement Portfolio’s summary or statutory prospectus at your convenience by contacting customer service at 800.366.6654.